[INTRAOP LOGO]
   Intraop Medical Corporation
   570 Del Rey Avenue
   Sunnyvale CA 94085

April 19, 2006

Mr. Jay Webb, Mr. Dennis Hult
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington D.C. 20549

         RE: Intraop Medical Corporation
         Comment letter dated March 8, 2006 to
         Form 10-KSB for the fiscal year ended September 30, 2005
         Filed December 29, 2005
         File No. 000-49735

         RE: Intraop Medical Corporation
         Registration Statement on Form SB-2
         Filed January 25, 2005
         File No. 333-131281


We are writing in further response to the Commission's comment letter dated March 8, 2006, and specifically to follow up on our commitments made to you in our response letter to you dated March 30, 2006.

This letter has been filed via EDGAR as requested by the Commission, however we are providing you with these hard copies as a courtesy.

In our March 30, 2006 letter we wrote:

     "as we plan to file our September 30, 2005 and December 31, 2005 financials, as previously filed in our 10-KSB and 10-QSB filings respectively, as exhibits to our to-be-amended SB-2, we will amend the Management Analysis and Discussion and Risk Sections of the SB-2 as per the attached Exhibits 2 and 3, respectively, and add a Subsequent Events Footnotes to each of those financials as per Exhibit 4 hereto."

We have again copied you on the Exhibits 2, 3, and 4 from our March 30, 2006 letter and also provided a courtesy copy of our SB-2/A filed April 19, 2006.



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As you will note, we have, with only the most minor modification, incorporated these exhibits into our SB-2/A filing as follows:

          |X|  Exhibit 2 can be found starting on page 12.
          |X|  Exhibit 3 can be found starting on page 4.
          |X|  Exhibit 4 can be found on pages Q-33 and Y-40.

Also, as previously discussed, we have received from the Commission a letter dated February 17, 2006, and signed by Peggy A. Fisher, Assistant Director, regarding our registration of shares on above referenced Form SB-2. Other than the resolution of the Commission's comments on our 10-KSB filing, the Commission had no further comment on our SB-2 filing. As such, the resolution of these 10-KSB comments effectively gates the effectiveness of our SB-2. We therefore request that your response to this letter regarding our 10-KSB be accorded whatever expedited treatment would be afforded to a review of an SB-2 filing and that you coordinate your efforts with Ms. Fisher.

Please feel free to contact me at 408-636-1020 x 106 or Regis Bescond, our Corporate Controller, at 408-636-1020 x 105 with any questions or comments.

Yours,


/s/ Howard Solovei
------------------
Howard Solovei
Chief Financial Officer

Cc:  Peggy A. Fisher
     Sam S. Berde
     David Pike
     Regis Bescond





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                                    Exhibit 2
                                    ---------


We entered into a registration rights agreement pursuant to our issuance of our senior and convertible debentures and warrants on August 31, 2005 and October 25, 2005. Pursuant to the registration rights agreement, we agreed to file a resale registration statement covering the resale of the shares issuable to the investors upon the exercise of their warrants and conversion of their debentures by September 30, 2005 and November 24, 2005 respectively. At inception, the Registration Rights Agreement required us to pay monthly liquidated damages if:

     o a registration statement is not filed on or prior to September 30, 2005 and November 24, 2005 respectively, or
     o we fail to file with the Securities and Exchange Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five trading days of the date that the we are notified by the Commission that a registration statement will not be "reviewed," or not subject to further review, or
     o prior to its effectiveness date, we fail to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement within 10 calendar days after the receipt of comments by or notice from the Commission that such amendment is required for a registration statement to be declared effective, or
     o a registration statement filed or required to be filed hereunder is not declared effective by the Commission by December 29, 2005 and February 22, 2006 respectively, or
     o after, December 29, 2005 and February 22, 2006 respectively a registration statement ceases for any reason to remain continuously effective as to all registrable securities for which it is required to be effective, or the investors are not permitted to utilize the prospectus therein to resell such registrable securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period

The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Late payment beyond seven days is subject to interest at an annual rate of 18%.

We evaluated the liquidated damages feature of the Registration Rights Agreement in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The liquidated damages qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be recorded as derivative financial instruments. Further, in accordance with EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", we also evaluated whether the Registration Rights Agreement, the senior and convertible debentures, and associated warrants should be combined into and accounted for as a single unit or accounted for as separate financial agreements. In considering the appropriate treatment of these instruments, we observed that:

     o Although entered into contemporaneously, the agreements are nevertheless separate legal agreements.
     o Payment of the liquidated damages penalty under the Registration Rights Agreement does not alter the investor's rights under either the



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          warrant or debenture agreements. The debentures and warrants have values which are based on their interest rate and the relation between their conversion price or exercise price and the value of our common stock. This value is independent of any payment for liquidated damages under the Registration Rights Agreement, which is based on how long the shares are unregistered.
     o The two agreements do not relate to the same risk. The risk inherent in the debentures relates to our ability to repay these instruments as and when they come due or to the extent converted into common stock, to the price of our common stock. The warrants similarly bear risk related to the value of our common stock. The liquidated damages penalty under the registration rights agreement relates to the risk of Intraop filing a registration statement and having it declared effective.

Thus, in light of the above facts and circumstances and accordance with guidance in EITF 05-4, View C, we evaluated and treated the Registration Rights Agreement, senior and convertible debentures and associated warrants as separate free standing agreements.

At issuance of the senior and convertible debentures on August 31, 2005, the registration rights agreement had no initial fair value. In subsequent periods, the carrying value of the derivative financial instrument related to the registration rights agreement will be adjusted to its fair value at each balance sheet date and any change since the prior balance sheet date will be recognized as a component of other income/(expense).

The estimated fair value of the Registration Rights Agreement was determined using the discounted value of the expected future cash flows. At [period end date], we [were/were not] able to file a registration statement with the SEC as required by the Registration Rights Agreement. [On waiver date, we did however obtain a waiver from the holders of the senior and convertible debentures to extend the required filing and effectiveness date of the registration statement to extension date and to waive all amounts potentially due under the liquidated damages clause through date.] We believe that, in the future, we will be able to meet the registration requirements of the registration rights agreement and that in the event we cannot, and assuming we are making reasonable efforts to file and have a registration statement declared effective, the holders of the debentures will waive the liquidated damages required under the registration rights agreement. As a result, at [period end date], we assigned no value to the potential liquidated damages.

EITF 05-04 offers multiple views on the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2006, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with our issuance of senior and convertible debentures and the related warrants and registration rights, we adopted View C of EITF 05-04. Accordingly, the Registration Rights agreement, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the Registration Rights agreement and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as




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well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments. We believe that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), the debt features of the debentures and associated warrants previously classified as equity will have to be evaluated as a combined unit with the Registration rights Agreement. This combination will result in these instruments being treated as derivative liabilities requiring periodic reevaluation of fair value with potentially significant fluctuation in fair value from period to period. Accordingly, this consensus could have a significant effect on our financial statements.











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                                    Exhibit 3
                                    ---------

The preparation of our financial statements requires us to make estimates and assumptions and apply certain critical accounting policies that affect the reported amounts of our assets, liabilities, revenues and expenses.

These estimates and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions also require the application of certain accounting policies, many of which require estimates and assumptions about future events and their effect on amounts reported in the financial statements and related notes. We periodically review our accounting policies and estimates and makes adjustments when facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions. Any differences may have a material impact on our financial condition and results of operations.

In June 2005, the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Under EITF 05-04, liquidated damages clauses may qualify as freestanding financial instruments for treatment as a derivative liability. Furthermore, EITF 05-04 addresses the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2006, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with our issuance of senior and convertible debentures and the related warrants and registration rights, we adopted View C of EITF 05-04. Accordingly, the Registration Rights agreement, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the Registration Rights agreement and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments. We believe that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), the debt features of the debentures and associated warrants previously classified as equity will have to be evaluated as a combined unit with the Registration rights Agreement. This combination will result in these instruments being treated as derivative liabilities requiring periodic reevaluation of fair value with potentially significant fluctuation in fair value from period to period. Accordingly, this consensus could have a significant effect on our financial statements.

We believe that the following accounting policies also fit the definition of critical accounting policies. We use the specific identification method to set reserves for both doubtful accounts receivable and the valuation of our inventory, and use historical cost information to determine our warranty




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reserves. Further, in assessing the fair value of option and warrant grants, we have valued these instruments based on the Black-Scholes model which requires estimates of the volatility of our stock and the market price of our shares, which in the absence of a market for shares, was based on estimates of fair value made by our Board of Directors.












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                                    Exhibit 4
                                    ---------


Note X - Subsequent events footnote for periods ended September 30, 2005 and December 31, 2005 would be supplemented as follows:

Subsequent to the [period end date], the Company re-evaluated its classification of the convertible debentures as "conventional convertible debt instruments" under EITF 05-02 and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Prior to the reevaluation, the convertible debentures were classified as liability while the features of the convertible debentures were classified as equity. The Company subsequently determined that the debentures were not "conventional convertible debt instruments" requiring the convertible debentures and related debt features to be evaluated in accordance with SFAS 133 and EITF 00-19. In accordance with the guidelines provided by SFAS 133 and EITF 00-19, the default acceleration provisions of the convertible debentures did not qualify for a scope exemption under SFAS 133 and were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments. SFAS133 requires periodic reevaluation of fair value of derivative financial instruments with potentially significant fluctuation in fair value from period to period. As of [period end date], the Company assigned no fair value to the derivative features of the convertible debentures as the Company estimated the probability of occurrence of the events to be nil or extremely low. Accordingly, the change in the Company classification of the convertible debentures had no material impact on the Company financial statements presented at [period end date]. The Company will modify its disclosures related to the convertible debenture in its future filings.








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